EXHIBIT 14

CINEMARK USA, INC.

Code of Ethics for Principal Executive Officers
And Senior Financial Officers

The honesty, integrity and sound judgment of Cinemark USA, Inc. and its subsidiaries (“Cinemark”) is fundamental to its reputation and success. Therefore, Cinemark expects the highest order of ethical conduct and integrity from its principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions, including, Cinemark’s Chief Executive Officer, Chief Financial Officer, Controller and other senior financial officers. Cinemark’s Code of Business Conduct and Ethics applies to all officers, directors, employees and independent contractors of Cinemark, including the Chief Executive Officer, the Chief Financial Officer, Controller and other senior financial officers. In addition to being bound by the Code of Business Conduct and Ethics provisions, including provisions about ethical conduct, conflicts of interest and compliance with law, Cinemark has adopted the following Code of Ethics specifically for its principal executive officer and senior financial officers. All employees covered by this Code of Ethics will:

•	Provide full, fair, accurate, timely and understandable disclosure in reports and documents that Cinemark files with, or submits to, the Securities and Exchange Commission (the “SEC”) and in other public communications made by Cinemark;

•	Act with honesty and integrity, including the ethical handling of actual or apparent conflicts of interest in their personal and professional relationships;

•	Comply with rules and regulations of federal, state, provincial and local governments, and other appropriate private and public regulatory agencies;

•	Promote the prompt internal reporting of violations of this Code of Ethics and any information you may have concerning (a) significant deficiencies in the design or operation of internal controls that could adversely affect Cinemark’s ability to record, process, summarize and report financial data, or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in Cinemark’s financial reporting, disclosures or internal controls to the chairman of Cinemark’s audit committee and to the appropriate person designated in Cinemark’s Code of Business Conduct and Ethics;

•	Respect the confidentiality of information acquired in the course of one’s work except when authorized or otherwise legally obligated to disclose;

•	Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts; and

•	Promote ethical and honest behavior within Cinemark.

Any actual or perceived violation of this Code of Ethics must be immediately reported to the Company’s board of directors. Upon evaluation of the reported violation and a determination that the reported act does, in fact, constitute a violation of this Code of Ethics, the Company’s board of directors shall determine the appropriate measures to be taken which may include, but are not limited to, further investigation of the matter, consultation with outside counsel and disciplinary measures up to and including dismissal. The board of directors shall have the sole and absolute discretionary authority to approve any deviation or waiver from this Code of Ethics. Any change in, or waiver from, and the grounds for such change or waiver of this Code of Ethics shall be promptly disclosed through a filing with the SEC on a Form 8-K.

It is Cinemark’s intention that this Code of Ethics be its written code of ethics under Section 406 of the Sarbanes-Oxley Act of 2002 complying with the standards set forth in the SEC’s Regulation S-K Item 406.